Exhibit 12.1

Schedule of Ratio of Earnings to Fixed Charges

	Nine Month Period Ended September 30,	Year Ended December 31,
In thousands	2009	2008	2007	2006	2005	2004

Net loss before taxes:	$49,323	$62,637	$68,881	$51,913	$21,662	$36,316
Add: Fixed charges	$881	$1,172	$1,170	$907	$454	$22,344

Loss as Adjusted	$48,442	$61,465	$67,711	$51,006	$21,208	$13,972

Fixed Charges	$881	$1,172	$1,170	$907	$454	$22,344

Deficiency of earnings to cover fixed charges	$49,323	$62,637	$68,881	$51,913	$21,662	$36,316